Michael H. Lanza

Senior Vice President & General Counsel

Selective Insurance Group, Inc.

40 Wantage Avenue

Branchville, New Jersey 07890

Tel:	(973) 948-1477
Fax:	(973) 948-0282

E-mail: michael.lanza@selective.com

August 11, 2006

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Selective Insurance Group, Inc.

Registration Statement on Form S-3 (Registration No. 333-136024)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Selective Insurance Group, Inc. (the "Company") hereby withdraws its Registration Statement on Form S-3 (Registration No. 333-136024), that was filed with the Securities and Exchange Commission on July 25, 2006.

The Company is withdrawing the Registration Statement because, although the Company had intended to file the Registration Statement as an "automatic shelf registration statement" as defined in Rule 405 under the Act, it was inadvertently filed without the proper EDGAR filing codes required identifying it as an "automatic shelf registration statement." No securities were offered or sold under the Registration Statement.

Should you have any questions, please call either me or Richard B. Aftanas of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-4112.

Very truly yours,

/s/ Michael H. Lanza

MHL/bhs

Enclosure